Subsidiaries

Name	State or Other Jurisdiction of Incorporation
Trilogy Dispensaries, Inc.	Nevada
Generation Alpha Brands, Inc.	Nevada
GrowPro Solutions, Inc.	Nevada
Solis Tek East, Corporation	New Jersey
Zelda Horticultural, Inc.	California
YLK Partners NV, LLC	Nevada